Exhibit A
Leading Mobile Operator in South Cone Continues Rollout of its Large Scale 4G Network Modernization and Expansion Project with Ceragon
May 18, 2016
Leading Mobile Operator in South Cone Continues Rollout of its Large Scale 4G Network Modernization and Expansion Project with Ceragon
Ceragon Delivers Increased Capacity, Expanded Coverage and Improved Overall Network Availability and Wins $4.9 Million in Follow-up Orders
Little Falls, New Jersey, May 18, 2016 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that a leading mobile operator in the Southern Cone of South America is continuing its multi-country, large scale 4G LTE expansion and modernization project using the IP-20 Platform. Following a successful rollout in 2015, this longstanding Ceragon customer placed follow-up orders totaling over $4.9 million, year to date, that began shipping in Q1 2016.
The South Cone operator utilizes Ceragon’s solutions for its wireless backhaul needs across the network. Its decision to select the IP-20 Platform is based on Ceragon’s proven ability to quickly deliver 4G backhaul capacity across multiple countries and maximize service availability.
Ceragon’s FibeAir IP-20 Platform enables simple network modernization and expansion, as well as offers the operator the shortest time to market of its 4G services, thereby maximizing its 4G service revenue potential. The Ceragon solution additionally allows the operator to enhance its customers’ quality of experience via its exceptional high capacity and proven reliability. With its low footprint solutions, Ceragon enables the operator to save on site real-estate costs, which optimizes its infrastructure investment, delivers significant CAPEX and OPEX savings, and ensures long term scalability with ample site headroom.
“We are pleased to receive repeat orders from this longstanding customer as it confirms our products meet its high performance standards and allows it to achieve the highest value” said Ira Palti, president and CEO of Ceragon. “Our advanced IP-20 Platform is not only quick and simple to implement, but delivers ultra-high capacity at minimal expense and with minimal service interruption as the network modernization takes place – which is exceptional. It is rewarding to contribute to our customers’ ongoing expansion and business success."
About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the world’s #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides a highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Leading Mobile Operator in South Cone Continues Rollout of its Large Scale 4G Network Modernization and Expansion Project with Ceragon
May 18, 2016

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

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This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may," "plans," "anticipates," "believes," "estimates," "targets," "expects," "intends," "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a further decline in revenues beyond Ceragon’s expectations, the risk that Ceragon’s expectations regarding future profitability will not materialize; the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; the risk that Ceragon will not continue to comply with the financial or other covenants in its agreements with its lenders; risks associated with doing business in Latin America in general and in Brazil in particular, including currency export controls and recent economic concerns; risks relating to the concentration of our business in India, Africa, and in developing nations, including political, economic and regulatory risks from doing business in those regions; the risk of significant expenses in connection with potential contingent tax liability; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.